Mail Stop 3561

February 20, 2009

Craig J. Brown
Chief Financial Officer
The Standard Register Company
600 Albany Street
Dayton, Ohio 45408

> **Re:** **The Standard Register Company**
> **File No. 001-11699**
> **Form 10-K: For the fiscal year ended December 30, 2007**

Dear Mr. Brown:

We have reviewed your January 30, 2009 correspondence and have the following comments. We ask you to revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1. We have reviewed your response to our prior comment number 4, and we do not object to your proposed expanded disclosure. However, given that only limited selling, general, and administrative expenses are incurred directly by your company's business segments, we believe that you should also expand your MD&A disclosure to provide a more detailed discussion of your company's selling, general, and administrative expenses on a consolidated basis. In this regard, we note that selling, general, and administrative expenses are the most significant "operating expenses" (i.e., excluding costs of goods sold) disclosed in your statements of operations, and they appear to be comprised of various types of

costs. As such, please consider (i) utilizing tables to present the material cost components which have been included in the "selling, general, and administrative" expenses line item on your statements of operations (i.e. absolute amount of cost incurred and changes in the amounts incurred) and (ii) discussing the fluctuations in the costs disclosed for each material caption in your tables. Furthermore, please consider stating the amount of selling, general, and administrative expense that has been allocated to each of your company's segments for each comparative reporting period, as part of your MD&A disclosure related to the segments' operations.

Liquidity and Capital Resources, page 29

2. We note that your balance sheets for the periods ended December 30, 2007 and September 28, 2008 reported material pension obligations related to the unfunded status of your company's defined benefit pension plans. However, in this regard, we acknowledge that effective June 30, 2008, your company's defined benefit pension plans were modified such that (a) the participants ceased accruing pension benefits and (b) the participants' final pension benefit amounts will be based upon their pay and service through June 29, 2008. In addition, we note from footnote 13 to your fiscal year 2007 financial statements that your company's pension plans are subject to minimum funding requirements; and as such, your company expected to make contributions of approximately $20 million to its qualified pension plan during fiscal year 2008. Furthermore, we note that a significant portion of your company's pension assets were invested in equity securities as of December 31, 2007.

Given the recent performance of the equity markets, your company's recent loss experience related to its pension plan assets (as noted from your response to our prior comment number one), and the projected cash outlays relating to benefit payments expected to be made by your company over the next five years, please tell us and disclose in MD&A whether the minimum funding requirements related to your company's pension plans are expected to materially change in future periods. If the minimum funding requirements are expected to materially increase, please discuss the impact that such increase(s) are expected to have on your company's liquidity and capital resources.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief